# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PITNEY BOWES INC /DE/, CIK 0000078814
CUSIP: 724479100
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: PITNEY BOWES INC, 3001 SUMMER STREET, STAMFORD, Connecticut (CT), 06926-0700
Date of event which requires filing of this statement: 11/06/2025
Filed by CIK 0001456565
Persons authorized to receive notices and communications: KURTIS J. WOLF, HESTIA CAPITAL MANAGEMENT, LLC, 175 Brickyard Road, Suite 200, Adams Township, Pennsylvania (PA), 16046, 724-687-7842

## Reporting persons
- HESTIA CAPITAL PARTNERS LP (CIK 0001456565): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,871,168; sole dispositive power 0; shared dispositive power 7,871,168; aggregate amount beneficially owned 7,871,168 (4.9% of the class)
- HELIOS I, LP (CIK 0001950196): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HESTIA CAPITAL PARTNERS GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 7,871,168; sole dispositive power 0; shared dispositive power 7,871,168; aggregate amount beneficially owned 7,871,168 (4.9% of the class)
- Hestia Capital Management, LLC (CIK 0001815344): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 8,455,805; sole dispositive power 0; shared dispositive power 8,455,805; aggregate amount beneficially owned 8,455,805 (5.3% of the class)
- Wolf Kurt James (CIK 0001693906): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 35,406; shared voting power 8,455,805; sole dispositive power 35,406; shared dispositive power 8,455,805; aggregate amount beneficially owned 8,491,211 (5.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: PITNEY BOWES INC /DE/
Address of issuer's principal executive offices: PITNEY BOWES INC, 3001 SUMMER STREET, STAMFORD, Connecticut (CT), 06926-0700

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned directly by Hestia Capital and held in the SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases and acquired pursuant to an internal transfer from Helios to Hestia Capital. The aggregate purchase price of the 7,871,168 Shares directly owned by Hestia Capital is approximately $29,819,932, including brokerage commissions. The aggregate purchase price of the 584,637 Shares held in the SMAs is approximately $2,323,581, including brokerage commissions.

The 35,406 Shares beneficially owned directly by Mr. Wolf were acquired in connection with his service as a director of the Issuer.

In addition, in connection with his appointment as President and Chief Executive Officer of the Issuer, as described in more detail in Item 4 of Amendment No. 9 to the Schedule 13D, Mr. Wolf is eligible to receive certain long-term incentive awards, which are described in more detail in Item 6 of Amendment No. 9 to the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 160,918,164 shares outstanding as of October 20, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2025.

A. Hestia Capital
As of the date hereof, Hestia Capital directly owned 7,871,168 Shares.

Percentage: Approximately 4.9%

B. Helios
As of the date hereof, Helios directly owned 0 Shares.

Percentage: 0%

C. Hestia Partners GP
As the general partner of each of Hestia Capital and Helios, Hestia Partners GP may be deemed the beneficial owner of the 7,871,168 Shares directly owned by Hestia Capital

Percentage: Approximately 4.9%

D. Hestia LLC
As of the date hereof, 584,637 Shares were held in SMAs. As the investment manager of each of Hestia Capital, Helios and the SMAs, Hestia LLC may be deemed the beneficial owner of the (i) 7,871,168 Shares directly owned by Hestia Capital and (ii) 584,637 Shares held in the SMAs.

Percentage: Approximately 5.3%

E. Kurtis J. Wolf
As of the date hereof, Mr. Wolf directly owned 35,406 Shares. In addition, as the managing member of each of Hestia Partners GP and Hestia LLC, Mr. Wolf may be deemed the beneficial owner of the (i) 7,871,168 Shares directly owned by Hestia Capital and (ii) 584,637 Shares held in SMAs.

Percentage: Approximately 5.3%

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Hestia Capital
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,871,168
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,871,168

B. Helios
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

C. Hestia Partners GP
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,871,168
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,871,168

D. Hestia LLC
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,455,805
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,455,805

E. Kurtis J. Wolf
1. Sole power to vote or direct vote: 35,406
2. Shared power to vote or direct vote: 8,455,805
3. Sole power to dispose or direct the disposition: 35,406
4. Shared power to dispose or direct the disposition: 8,455,805
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

On September 11, 2025, and November 6, 2025, Helios made an in-kind distribution to certain of its limited partners of 291,104 Shares and 3,018,521 Shares, respectively, for no consideration in order to meet a redemption request. On November 6, 2025, Helios transferred 3,060,251 Shares to Hestia Capital for no consideration.

Other than as set forth herein, none of the Reporting Persons has entered into any transactions in the securities of the Issuer during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

Helios no longer beneficially owns any Shares and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 11 to the Schedule 13D. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. On November 7, 2025, the remaining Reporting Persons following the filing of this Amendment No. 11 to the Schedule 13D entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Joint Filing Agreement, dated November 7, 2025.

## Signatures
- HESTIA CAPITAL PARTNERS LP: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member of Hestia Capital Management, LLC, its Investment Manager (11/07/2025)
- HELIOS I, LP: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member of Hestia Capital Management, LLC, its Investment Manager (11/07/2025)
- HESTIA CAPITAL PARTNERS GP, LLC: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member (11/07/2025)
- Hestia Capital Management, LLC: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member (11/07/2025)
- Wolf Kurt James: /s/ Kurtis J. Wolf, Kurtis J. Wolf (11/07/2025)